Paul D. Chestovich Direct Dial: (612) 672-8305 Direct Fax: (612) 642-8305 paul.chestovich@maslon.com

April 11, 2016

VIA EDGAR Ms. Suzanne Hayes Assistant Director Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:

GWG Holdings, Inc. (the “Company”)

Post-Effective Amendment No. 5 to Registration Statement on Form S-1 (File No. 333-197227)

Post-Effective Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-206626)

Filed April 8, 2016

Dear Ms. Hayes:

This letter updates the acknowledgements and representations of the Company with respect to the above-referenced Post-Effective Amendments to Registrations Statements on Form S-1 filed with the Commission on April 8, 2016, incorporating revisions to the filings prompted by your comment letters dated April 6, 2016.

In this regard, the Company hereby acknowledges, with respect to each of the above-referenced filings, as follows:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional comments or questions, please direct them to me by telephone at (612) 672-8305, by fax at (612) 642-8305, or by email at paul.chestovich@maslon.com.

Sincerely,

/s/ Paul D. Chestovich
Paul D. Chestovich